Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-147620

December 7, 2007

ChinaEdu Corporation, or ChinaEdu, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ChinaEdu has filed with the SEC for more complete information about ChinaEdu and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ChinaEdu has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ChinaEdu, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Bear Stearns 1-866-803-9204 (calling this number is not toll free outside the United States). You may also access ChinaEdu’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1411419/000119312507261265/df1a.htm.

On December 7, 2007, ChinaEdu filed the amendment No. 3 to the registration statement on F-1 (the “Amendment No. 3”), revising certain disclosures, including revisions to the “Principal and Selling Shareholders” section and the correction of the following errors:

On page 23, the percentage of net revenue that Gotop Electronic accounted for in 2006 has been revised from 7.8% to 8.1%;

On page 68 (page 67), the U.S. dollar equivalent of the share-based compensation expenses included in research and development in the six months ended June 30, 2007 has been revised from $6,000 to $5,912;

On page 78 (page 77), net operating income in 2006 has been revised from RMB55 million to RMB57 million;

On page 87 (page 86), the percentage increase in net revenue for the six months ended June 30, 2006 compared to the six months ended June 30, 2007 has been revised from 23% to 21.3%;

On page 91 (page 90), the percentage increase in selling and marketing expenses for the year ended December 31, 2005 compared to the year ended December 31, 2006 has been revised from 114.8% to 111.5%;

On page 93 (page 92), the percentage increase in selling and marketing expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004 has been revised from 714.4% to 662.5%;

On page 95 (page 94), the positive adjustment in net cash provided by operating activities in the year ended December 31, 2006 has been revised from RMB57.3 million ($7.5 million) to RMB43.0 million ($5.6 million), and the positive adjustment in net cash used in operating activities for the year ended December 31, 2004 has been revised from RMB6.7 million to RMB17.2 million;

On page 96 (page 95), the amount of net cash used in investing activities in 2006 related to the purchase of land use rights and property and equipment has been revised from RMB36.9 million to RMB37.6 million;

On pages 137 and 138 (pages 136 and 137), certain numbers in the table and the numbers and text of certain footnotes have been revised;

On page 143 (page 142), the number of authorized Series B preferred shares has been revised from 13,908,795 to 12,110,495;

On page 152 (page 151), the number of ordinary shares transferred by ordinary shareholders in connection with the sale of Series D preferred shares has been revised from 2,206,806 to 2,206,406 and the description of the investors who purchased Series D preferred shares in July 2007 has been corrected;

On page 162 (page 161), the number of ordinary shares subject to outstanding options that will be vested and exercisable 180 days after the offering has been revised from 7,434,677 to 8,111,310 and the current number of ordinary shares held by existing shareholders has been revised from 16,662,408 to 18,407,408;

On page 170 (page 169), the amount of legal expenses of the underwriters to be paid by ChinaEdu has been specified as approximately $80,000;

On page F-57, the number of ordinary shares outstanding as of June 30, 2006 has been revised from 18,457,708 to 18,457,408;

On page F-59, the receivable for the issuance of ordinary shares for the six months ended June 30, 2007 has been revised from RMB1,207,000 to RMB1,600,000, and the description of that receivable has been revised from “receivable for the issuance of ordinary shares upon exercise of share options by employees” to “receivable for the issuance of ordinary shares”; and

On page F-71, the present net deferred tax balances of certain subsidiaries have been revised from RMB19,375,000 to RMB18,979,000 and the present net deferred tax balances of these subsidiaries if they receive approval of the “New and High Technology Enterprise” status have been revised from RMB15,210,000 to RMB14,814,000.

To the extent that the page numbers in Amendment No. 3 and listed in the summary above are different than those in the preliminary prospectus dated November 26, 2007 (the “November 26 Prospectus”), we have included the corresponding page numbers of the November 26 Prospectus in a parenthetical above.

Revised pages included in Amendment No. 3 are attached for investors’ reference. A filed electronic copy of the Amendment No. 3 is available through the Internet address above.

If Gotop Electronic’s ICP license for the operation of the website for our online tutoring business is suspended or revoked by the MII due to non-compliance with its requirements, we may have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2006, the MII, issued the Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services. The notice prohibits Chinese ICPs engaged in providing value-added telecom services from leasing, transferring or selling their ICP licenses or providing facilities or other resources to foreign investors operating in violation of restrictions on foreign investment. The notice requires that Chinese ICPs must directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also requires Chinese ICPs to evaluate their compliance with the notice by November 1, 2006 and correct any non-compliance. A Chinese ICP’s failure to complete the procedures by November 1, 2006 could be the basis for revocation of its ICP license. Due to a lack of interpretative materials from the MII, the impact of this circular on us is unclear. We currently operate www.chinaedu.com, the operating website for our 101 Online School, through Gotop Electronic, a subsidiary of Xiandai Technology, our Chinese affiliated entity. Gotop Electronic holds the ICP license for this website. We have not transferred the domain name and trademark for this website to Gotop Electronic. We may be required to make these transfers in the future and, if we are unable to do so, the ICP license held by Gotop Electronic may be suspended or revoked by MII. In 2006 and in the six months ended June 30, 2007, Gotop Electronic, which operates our online tutoring business, accounted for 8.1% and 7.6%, respectively, of our net revenue. If Gotop Electronic’s ICP license is suspended or revoked by MII, we would have to shut down our 101 Online School’s website, which would have a material adverse effect on our business, financial condition and results of operations.

Our universities partners for online degree programs may not have received all required approvals for their websites.

Currently, websites established by universities for their online degree programs approved by the MOE are generally considered by the MII to be not-for-profit operations, and therefore the MII only requires the universities to make an ICP filing, rather than the more burdensome process of obtaining an ICP license, for the operation of the websites related to their online degree programs. The MII could, however, require the universities to obtain ICP licenses in the future. Some of our university partners for online degree programs have not made the required filing with the MII. In addition, our university partners may be required in the future to make other filings or obtain other approvals to maintain their online degree programs. If our university partners fail to make these filings, or obtain these licenses or other approvals, their online degree programs may be sanctioned or suspended, which would have a material adverse effect on our results of operations.

Our online tutoring business was acquired through a transaction that did not comply with Chinese regulations; we may face regulatory challenges, including fines and other sanctions, in respect of this business.

Although after certain restructuring activities we now hold 80% of the equity interest in Gotop Electronic, the entity that provides our online tutoring services and the ICP services related to such online tutoring services, through one of our Chinese affiliated entities, Hongcheng Education, it was originally acquired through our subsidiary, Hongcheng Liye. That acquisition required approvals from the MII, the MOE and the Ministry of Commerce, and these approvals were not obtained. If the Chinese government challenges this acquisition or imposes any sanction on us for our activities before the restructuring, our results of operations could be adversely affected. In 2006 and in the six months ended June 30, 2007, our online tutoring business accounted for 8.1% and 7.6%, respectively, of our net revenue.

Our selling and marketing expenses include the share-based compensation for employees working in sales and marketing. Our share-based compensation included in selling and marketing expenses was RMB0.2 million ($26,274) in 2006 and RMB0.1 million ($12,874) in the six months ended June 30, 2007, representing 1.6% and 1.7% of our total selling and marketing expenses in these periods, respectively. We had no share-based compensation applicable to sales and marketing personnel in 2004 or 2005.

Our selling and marketing expenses also include the amortization of intangible assets acquired through business combination which benefited our sales and marketing efforts. Those costs were RMB1.1 million in 2005, RMB3.3 million ($0.4 million) in 2006 and RMB2.3 million ($0.3 million) in the six months ended June 30, 2007, representing 18.4%, 25.4% and 37.9% of our total selling and marketing expenses in each of these periods, respectively.

Research and development

Our research and development expenses consist primarily of employee compensation and benefits and other personnel-related costs associated with development of new or enhanced technologies, products and services. Our research and development expenses also include share-based compensation for employees working in research and development. In 2006 and the six months ended June 30, 2007, our research and development expenses largely have related to our online degree programs. We expense all research and development costs when incurred.

Our share-based compensation expenses included in research and development were RMB44,000 in each of 2004 and 2005, RMB0.1 million ($13,137) in 2006 and RMB45,000 ($5,912) in the six months ended June 30, 2007. These amounts represent less than 2% of our total research and development expenses in each of these periods.

Share-based compensation expenses

We grant share options to our employees and directors. Prior to January 1, 2006, we accounted for employee share-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion 25, and its related interpretations which required us to record a compensation charge for the excess of the fair value for the share at the grant date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standard No. 123R, or SFAS No. 123R, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. Effective January 1, 2006, we adopted SFAS No. 123R and recognized compensation cost on a straight-line basis over the requisite service period which is the vesting period. We used the prospective method. Under this method, share-based compensation expense recognized includes: compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the intrinsic value as of the grant date, and compensation expense for all share-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value.

The increase in the fair value of our ordinary shares from $0.86 in December 2004 to $1.26 in July 2005 primarily was attributable to the following developments during the period:

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In January 2005, we acquired an 80% equity interest in the 101 Online School, thereby entering the online tutoring programs segment. The 101 Online School, originally founded in 1996, already had an established reputation in its market when we acquired it.

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In May 2005, we acquired the Anqing School, thereby entering the private primary and secondary schools segment. The Anqing School is regarded as one of the leading schools in the market that it serves.

The increase in the fair value of our ordinary shares from $1.26 in July 2005 to $1.58 in November 2005 primarily was attributable to the following developments during the period:

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In November, 2005 we acquired a 55% equity interest in the existing service provider to the online degree program of China Agricultural University. At the time of this acquisition, there were approximately 26,500 students registered in China Agricultural University’s online degree program.

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Total revenue students (not including students in China Agricultural University’s online degree program) recruited by the other university online degree programs serviced by us increased during this period, from 42,800 in the second quarter of 2005 to 48,700 in the fourth quarter of 2005.

•	We acquired our FEC program in September 2005. At the time of this acquisition, the FEC program had 18 participating secondary schools and 3,800 enrolled students.

•	We entered into a partnership with the Jingzhou High School to build and operate a new private secondary school, Jingzhou School (Southern Campus), in Hubei province.

The increase in the fair value of our ordinary shares from $1.58 in November 2005 to $1.85 in March 2006 primarily was attributable to the following developments during the period:

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Our net revenue increased 25.2% from RMB100.9 million in 2004 to RMB126.4 million in 2005, primarily due to our acquisition of our online tutoring programs, the FEC program and our private and primary secondary schools.

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In February 2006, we entered into a collaborative alliance with Beijing Language and Culture University, or BLCU, to provide services to BLCU’s online degree program. At this time, we expected BLCU to be able to quickly commence and expand its program. BLCU in fact was able to expand its program quickly, registering 4,700 online students in 2006.

The increase in fair value of our ordinary shares from $1.85 in March 2006 to $2.86 in April 2007 primarily was attributable to the following developments during the period:

•	Our net revenue increased 69% from RMB126 million in 2005 to RMB213 million in 2006. Our net operating income also increased from RMB11 million in 2005 to RMB57 million in 2006.

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In February 2007, we received a provisional approval from the MOE to operate learning centers in China for a trial period of up to 18 months. We believe that opening learning centers will allow us to significantly enhance our brand recognition, increase access to potential students for online degree programs.

•	In May 2007, we hired an experienced chief financial officer to lead our accounting and finance team.

As set forth above, we granted share options with exercise prices of $0.86 to $2.86 from January 1, 2004 to June 30, 2007, and we determined the fair value of our ordinary shares also to have been within that range. We believe that the difference between the range of $0.86 to $2.86 per share and the expected initial public offering price of $11.00 per ADS (the midpoint of the initial public offering price shown on the cover of this prospectus), or $3.67 per share, has been due to the factors described above and the following additional factors:

•	A 21.3% increase in our total net revenues in the six months ended June 30, 2007 to RMB120.0 million as compared to RMB98.9 million during the six-month period ended June 30, 2006.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Net Revenue.    Our net revenue increased 21.3% from RMB98.9 million for the six months ended June 30, 2006 to RMB120.0 million ($15.8 million) for the six months ended June 30, 2007.

Online degree programs.    Our net revenue from online degree programs increased 20% from RMB73.8 million for the six months ended June 30, 2006 to RMB88.7 million ($11.7 million) for the six months ended June 30, 2007. This increase was mainly attributable to following factors:

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Our university partners’ online degree programs experienced significant growth in revenue students in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. In aggregate, our university customers had approximately 32,000 more paying students during the six months ended June 30, 2007 than during the same period in 2006, representing a 49% increase. This growth was primarily attributable to more extensive marketing and recruiting efforts by our university partners to recruit new students and to encourage inactive students to renew their studies. This growth in revenue students was partially offset by increased payments to independent learning centers by our university partners. The aggregate payment by our university partners to independent learning centers increased both in absolute terms and as a percentage of gross tuition receipts over the same period. This increase was attributable mainly to increases in demand by universities for services provided by a limited number of learning centers.

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At December 31, 2005, the deferred revenue for our online degree program was RMB37.0 million, which we recognized as revenue during the six months ended June 30, 2006. At December 31, 2006, the deferred revenue for our online degree program was RMB41.0 million, which we recognized as revenue in the six months ended June 30, 2007 which was one of the primary factors affecting our growth in net revenue. The higher deferred revenue balance at December 31, 2006 than at December 31, 2005 was due to the fact our online program partners, in aggregate, had more revenue students, and as a result more service fees paid or payable to us, in the Fall recruiting season in 2006 than they had during the Fall recruiting season in 2005.

International curriculum programs.    Net revenue from our international curriculum programs increased 26.5% from RMB12.5 million for the six months ended June 30, 2006 to RMB15.8 million ($2.1 million) for the same period in 2007. This growth was mainly attributable to growth in student numbers due to an expansion of our operations in this business line. Students participating in our FEC program increased from 3,425 for the six months ended June 30, 2006 to 4,069 for the six months ended June 30, 2007, while students participating in the BCIT program increased from 372 for the six months ended June 30, 2006 to 626 for the same period in 2007.

Private primary and secondary schools.    Net revenue for this business line increased 27.8% from RMB4.9 million for the six months ended June 30, 2006 to RMB6.2 million ($0.8 million) for the same period in 2007. This was primarily due to an increase in enrollments at our Anqing school as a result of including an additional grade 9 to the school for the 2006-2007 academic year.

Online tutoring.    Net revenue from our online tutoring business increased 19.5% from RMB7.7 million for the six months ended June 30, 2006 to RMB9.2 million ($1.2 million) for the six months ended June 30, 2007. The increase was mostly attributable to the development of a sales channel for our online tutoring services through Lenovo Group Limited, a personal computer manufacturer in China, whereby Lenovo will distribute these services through various lines of Lenovo personal computers.

Cost of Revenue.    Our total cost of revenue increased 15.1% from RMB36.5 million for the six months ended June 30, 2006 to RMB42.1 million ($5.5 million) for the six months ended June 30, 2007. This increase was primarily due to increased costs associated with our international curriculum programs, private primary and secondary schools and online tutoring program.

Online degree programs.    The cost of revenue for our online degree programs increased 0.4% from RMB23.6 million for the six months ended June 30, 2006 to RMB23.7 million ($3.1 million) for the same period in June 30, 2007. Our cost of revenue, which primarily comprises personnel related expenses, did not increase to year of costs of revenues of RMB12.7 million ($1.7 million). The balance of this increase is primarily due to the amortization of intangible assets acquired through business combination related to the our acquisition of the BCIT and FEC programs.

Operating expenses.    Our operating expenses consist of general and administrative expenses, selling and marketing expenses and research and development expenses. Our operating expenses increased 22.6% from RMB62.0 million for the year ended December 31, 2005 to RMB76 million ($10 million) for the year ended December 31, 2006.

Our operating expenses consisted of:

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General and administrative expenses.    Our general and administrative expenses increased 10.7% from RMB44.1 million for the year ended December 31, 2005 to RMB48.8 million ($6.4 million) for the year ended December 31, 2006. The increase was mainly attributable to our acquisition of the FEC program, the BCIT program and Zhong Nongda Networks in September 2005, February 2006, and November 2005, respectively.

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Selling and marketing expenses.    Our selling and marketing expenses increased 111.5% from RMB6.1 million for the year ended December 31, 2005 to RMB12.9 million ($1.7 million) for the year ended December 31, 2006. This increase was mainly attributable to incremental selling and marketing expenses for our online tutoring programs, which incurred RMB2.3 million more in marketing expenses in 2006 than in 2005 as a result of our establishment of a dedicated sales company to market our online tutoring programs. We incurred RMB0.8 million of selling and marketing expenses in 2006 relating to our international curriculum programs, which was the first full year that we recorded expenses for these programs. Selling and marketing expenses for our online degree programs increased by RMB0.8 million due to our sponsorship of a distance learning summit. We also incurred RMB0.2 million ($26,274) of share-based compensation in 2006, while none was incurred in 2005. The balance of this increase resulted from the amortization of intangible assets acquired through business combination related to our acquisition of Zhong Nongda Networks.

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Research and development expenses.    Our research and development expenses increased 20.3% from RMB11.8 million for the year ended December 31, 2005 to RMB14.3 million ($1.9 million) for the year ended December 31, 2006. This increase was mostly attributable to our acquisition in September 2005 of our interest in the China Agricultural University online degree program. In 2006, this program incurred RMB4.3 million ($0.6 million) of research and development expenses primarily due to increased headcount, which partially were offset by the reduction of research and development expenses for our program with Dongbei University of Finance and Economies.

Income tax (benefits) provisions.    Our income tax provisions increased 75.1% from RMB4.0 million for the year ended December 31, 2005 to RMB7.0 million ($0.9 million) for the year ended December 31, 2006. This increase was mainly attributable to incremental profit derived from our China Agricultural University online program, which was acquired by us in November 2005, and the improved profitability of our other online degree programs, especially our program with Renmin University of China. In 2006, our programs with China Agricultural University and Renmin University of China together were responsible for an additional RMB4.5 million ($0.6 million) of income tax provisions.

Minority interest, net of taxes.    Our minority interests increased 139.0% from RMB9.9 million for the year ended December 31, 2005 to RMB23.6 million ($3.1 million) for the year ended December 31, 2006. This increase was primarily due to improved performance of our university partners’ online degree programs, the formation of a new collaborative alliance with Beijing Language and Culture University and the acquisition of certain entities which are included in our minority interests, including a collaborative alliance interest in the online degree program of China Agricultural University and companies providing services for our international curriculum programs.

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Online tutoring programs.    We commenced our online tutoring programs on January 1, 2005 with the completion of the acquisition of this business. Our cost of revenue for our online tutoring programs was RMB2.9 million for the year ended December 31, 2005.

Operating expenses.    Our total operating expenses increased 52.9% to RMB62.0 million for the year ended December 31, 2005 from RMB40.6 million for the year ended December 31, 2004. The increase in our operating expenses was primarily due to the costs associated with the addition of the new lines of business we acquired in 2005: our FEC program, online tutoring programs and private primary and secondary schools.

Our operating expenses consisted of:

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General and administrative expenses.    Our general and administrative expenses increased 63.8% to RMB44.1 million for the year ended December 31, 2005 from RMB26.9 million for the year ended December 31, 2004. This increase resulted primarily from our increased employment levels with the addition of our new lines of business and the implementation of a new online degree program at China Agricultural University. Our average head count in 2005 was 118.0% higher than in 2004.

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Selling and marketing expenses.    Our selling and marketing expenses increased 662.5% to RMB6.1 million for the year ended December 31, 2005 from RMB0.8 million for the year ended December 31, 2004. This increase resulted primarily from our increased sales and marketing activities in our new online tutoring program business.

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Research and development expenses.    Our research and development expenses decreased 8.2% to RMB11.8 million for the year ended December 31, 2005 from RMB12.9 million for the year ended December 31, 2004. Our research and development expenses, which relate primarily to the development of new course materials for our online degree programs, decreased in 2005 as the courseware developed in prior periods was sufficient to meet the needs of our customers. As a result of this development, a portion of our technical staff focused their efforts on maintenance of systems.

Interest income.    Our interest income increased 305.2% to RMB1.1 million for the year ended December 31, 2005 from RMB0.3 million for the year ended December 31, 2004, as a result of our investment of increased cash following our completion of new equity financings in late 2004 and in 2005.

Interest expense.    We had interest expense of RMB1.2 million for the year ended December 31, 2005 and we had no interest expense for the year ended December 31, 2004. The increase in interest expense was due to our issuance of two convertible notes in conjunction with our issuance of Series C preferred shares on July 14, and August 12, 2005. Our convertible notes bear interest at a rate of 8.0% per annum.

Income tax (benefits) provisions.    Our income tax provisions increased to RMB4.0 million for the year ended December 31, 2005 from a tax benefit of RMB0.8 million for the year ended December 31, 2004. This resulted from an increase in current taxes arising from our increased income from operations in 2005.

Minority interest, net of taxes.    Our minority interest decreased 14.0% to RMB9.9 million for the year ended December 31, 2005 from RMB11.5 million for the year ended December 31, 2004. This decrease resulted from our lower income from operations for the year ended December 31, 2005 than for the year ended December 31, 2004. Our income from operations decreased from RMB22.3 million for the year ended December 31, 2004 to RMB11.2 million for the year ended December 31, 2005.

Net income (loss).    As a result of the above factors, we incurred a net loss of RMB2.9 million in 2005 compared to a net loss of RMB4.0 million in 2004.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, convertible debt and equity contributions by our shareholders. As of June 30, 2007, we had RMB108.8 million ($14.3 million) in

RMB11.4 million, share-based compensation expenses of RMB1.3 million, depreciation of RMB4 million, amortization of acquired intangible assets of RMB4.2 million and deferred income tax of RMB4.7 million. Those positive factors were partially offset by aggregate changes in our current assets and liabilities of RMB18.0 million, which included growth in amounts due from related parties of RMB18.5 million, a RMB4.4 million decrease in deferred revenue, and a RMB7.4 million increase in prepaid expenses and other current assets. The increase in amounts due from related parties reflected higher service fees payable to us by our university partners in the six months ended June 30, 2007 than those paid to us in the same period in 2006. The decrease in deferred revenue is mainly due to the fact that our international curriculum programs and private primary and secondary schools recruit students and receive tuition payment only in the third quarter each year, which are amortized over the last quarter of the year and the first quarter of the following year. Therefore, the deferred revenue balances for these two lines of business as of June 30 is generally less than the balances as of December 31. In the six months ended June 30, 2007, these two lines of business recognized revenue of RMB22.1 million and the related deferred revenue decreased by the same amount, which was partially offset by an increase in deferred revenue for online degree programs due to higher revenue student numbers in the six months ended June 30, 2007 than the six months ended December 31, 2006 and the six months ended June 30, 2006.

Prior to 2006, we financed our operating activities and our growth primarily through the proceeds from private placements of equity securities. In the year ended December 31, 2006, we generated positive cash flow from operating activities of RMB82.8 million ($10.9 million). This increase in net cash provided by operating activities was attributable to our net income of RMB25.5 million ($3.4 million), adjusted positively by RMB43.0 million ($5.6 million) for a number of factors, including primarily share-based compensation of RMB2.7 million ($0.4 million), depreciation of RMB8.2 million ($1.1 million) and amortization of RMB8.8 million ($1.2 million). Cash provided by operating activities was further increased by aggregate changes in our current assets and liabilities of RMB14.3 million ($1.9 million), including primarily increases in our deferred revenue due to higher service fees we received from our university partners in 2006 as compared to 2005 and increases in our income tax payables and accounts payables, which were offset in part by other factors including decreases in our accounts receivables and deferred tax liabilities. Our amortization and depreciation expenses were higher than in the previous year, primarily because of our increased amortizable and depreciable assets following the acquisition of our interest in the collaborative alliance with China Agricultural University online degree program in November 2005, our acquisitions of the FEC program in September 2006 and our acquisition of the BCIT program in February 2006.

In 2005, our cash used in operating activities was RMB22.3 million. This amount reflected our net loss of RMB2.9 million, plus adjustments of non-cash items totalling RMB19.4 million, primarily because of minority interest, depreciation and amortization, which were more than offset by aggregate negative changes in our current assets and liabilities of RMB41.0 million. The most important of these adjustments were a decrease in amounts due to related parties and an increase in amounts due from related parties, which were offset in part by other changes, including an increase in our deferred revenue which was primarily due to our acquisition of new businesses in 2005.

Net cash used in operating activities for the year ended December 31, 2004 was RMB5.2 million. This amount resulted from our net income of RMB11.9 million, plus positive adjustments of RMB17.2 million being more than offset by aggregate negative changes in our assets and liabilities of RMB34.4 million. The most important changes in our assets and liabilities were an increase in the amounts due from related parties and a decrease in the amount due to related parties, which were offset in part by other changes, including increases in our deferred revenue and prepaid expenses and other current assets.

Investing Activities

Historically our net cash provided by operating activities has been insufficient to finance our investing activities, and we have financed our investing activities through issuances of convertible preferred shares and convertible notes.

In the six months ended June 30, 2007, net cash used in investing activities was RMB109.3 million, which is primarily related to our purchase of term deposits of RMB41 million, to our purchase of office space for our new headquarters in the amount of RMB26.7 million, to our acquisition of additional equity interests in our subsidiaries in the amount of RMB22.0 million and to our investment in the construction of our Anqing School in the amount of RMB16.0 million. Net cash used in investing activities was RMB82.8 million ($10.9 million) for the year ended December 31, 2006 as compared to RMB8.0 million and RMB27.0 million for the years ended December 31, 2005 and December 31, 2004, respectively. Net cash used in investing activities in 2006 related primarily to our purchase of business, net of cash acquired of RMB30.7 million, which related to our acquisition of interests in the China Agricultural University online degree program and our FEC program as well as our purchase of land use rights and property and equipment of RMB37.6 million ($4.8 million), primarily in connection with our private primary and secondary schools. Net cash used in investing activities for the year ended December 31, 2005 was RMB8.0 million, which was primarily related to our acquisition of property and equipment of RMB10.7 million and the acquisition of our interest in a collaborative alliance with a new university partner of RMB6.9 million, which was partially offset by the cash acquired of RMB9.6 million in the collaborative alliance.

Financing Activities

Net cash provided by financing activities was RMB48.7 million for the six months ended June 30, 2007. This is primarily attributable to the net proceeds that we received from our series D preferred shares financing, which was completed in this period. Net cash used in financing activities was RMB6.8 million ($0.9 million) for the year ended December 31, 2006, as compared to net cash provided by financing activities of RMB81.1 million in 2005 and RMB103.6 million in 2004. Net cash used in financing activities in 2006 was primarily attributable to cash dividends of RMB12.9 million paid to some of our shareholders, which was partially offset by capital contributions of RMB6.0 million by other shareholders. Net cash received in financing activities in 2005 was RMB81.1 million and was primarily attributable to proceeds received by us from the issuance of Series C preferred shares and convertible loans issued in conjunction with those preferred shares. Net cash provided by financing activities in 2004 was RMB103.6 million and was primarily attributable to RMB132.8 million of proceeds received from the issuance of Series B preferred shares, which was partially offset by the amount of RMB31.3 million that we paid to repurchase certain Series A preferred shares and ordinary shares that we reissued to investors subscribing to Series B preferred shares.

Capital Expenditures

We made capital expenditures of RMB6.3 million, RMB10.7 million, RMB37.6 million ($4.9 million), RMB29.3 million and RMB16.1 million ($2.1 million) for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily for acquisitions of land and buildings for our private primary and secondary schools and additional office space in Beijing, Shanghai, Wuxi, Chongqing and Dalian relating to our online degree programs. Each of our three private schools, Pingdingshan School, Anqing School and Jingzhou School (Southern Campus), have associated properties that we own or lease. We estimate that our capital expenditures in 2007 and 2008 will be approximately RMB164.0 million, primarily relating to the construction of ten new learning centers and for new campuses at the Jingzhou School and Anqing School. We also expect to incur additional expenditures of approximately RMB35.0 million, in addition to RMB27.0 million that we have already incurred, in acquiring a new office building that we intend to purchase at the end of 2007 to house our corporate headquarters.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus and assuming the conversion of all preferred shares into ordinary shares, with respect to the beneficial ownership of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each shareholder participating in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary shares beneficially owned prior to this offering		Shares to be sold by selling shareholders in the offering	Shares beneficially owned after this offering(1)
	Number(2)	%(3)		Number(2)	%(3)
Directors and Executive Officers
Julia Huang(4)	1,311,985	2.57	—	1,311,985	1.94
Shawn Ding(5)	1,411,985	2.76	—	1,411,985	2.09
Shasha Chang(6)	3,377,336	6.61	—	3,377,336	5.00
Xiaohong Chen(7)	10,132,934	19.82	—	10,132,934	15.01
Zonglian Gu	*	*	—	*	*
Changqing Xie	*	*	—	*	*
All directors and executive officers as a group	16,684,240	32.64	—	16,684,240	24.72

Principal and Selling Shareholders
Tiger Global(8)	10,132,934	19.82	—	10,132,934	15.01
Qing Li(9)	3,530,534	6.91	—	3,530,534	5.23
The McGraw-Hill Companies, Inc.(10)	3,377,336	6.61	—	3,377,336	5.00
Level Global Overseas Master Fund, Ltd.(11)	3,189,189	6.24	1,312,791	1,876,398	2.78
Right Union Investment Limited(12)	2,903,690	5.68	—	2,903,690	4.30
IDG Technology Venture Investments, LP(13)	2,300,000	4.50	946,767	1,353,233	2.01
UOB Venture Technology Investments Ltd.(14)	1,371,036	2.68	531,999	839,037	1.24
Newfoundland Opportunity Limited(15)	1,035,660	2.03	426,318	609,342	0.90
Smart Master International Limited(16)	884,718	1.73	330,756	553,762	0.82
EcoChina Investments LLC(17)	750,000	1.47	339,393	410,607	0.61
MMFI CAPI Venture Investments Limited(18)	500,000	0.98	203,976	296,024	0.44

*	Director or executive officer who beneficially owns less than 1% of our ordinary shares.
(1)	Assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.
(2)	Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days after the date of this prospectus.
(3)	Percentage of beneficial ownership of each listed person prior to the offering is based on 51,119,648 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 67,487,648 ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus.

(4)	Represents ordinary shares underlying stock options from us held by South Lead Technology Limited, a British Virgin Islands company, and exercisable by South Lead Technology Limited within 60 days of the date of this prospectus. Ms. Huang is the beneficial owner of all the outstanding stock of South Lead Technology Limited.
(5)	Represents ordinary shares underlying stock options exercisable within 60 days of the date of this prospectus held by Mr. Ding through his wholly-owned British Virgin Islands Company, Moral Known Industrial Limited.
(6)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares held by The McGraw-Hill Companies, Inc. Ms. Chang is the general manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang disclaims beneficial ownership of all of our shares held by The McGraw-Hill Companies, Inc., except to the extent of her pecuniary interest therein.
(7)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Ms. Chen is managing director at Tiger Global Private Investment Partners II, L.P. Ms. Chen disclaims beneficial ownership of all of our shares held by entities affiliated with Tiger Global Private Investment Partners II, L.P., except to the extent of her pecuniary interest therein.
(8)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Tiger Global PIP Performance II, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global Private Investment Partners II, L.P. and Tiger Global Performance, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global II, L.P. Mr. Charles P. Coleman III, a U.S. citizen, is a managing member of each of Tiger Global PIP Performance II, L.L.C. and Tiger Global Performance, L.L.C. Mr. Charles P. Coleman disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.
(9)	Represents 2,000,000 ordinary shares held by MLP Holdings Limited, a British Virgin Islands company, which shares were acquired by MLP Holdings Limited upon the exercise of options transferred to MLP Holdings Limited by Julia Huang, 1,466,267 ordinary shares held by New Value Technology Limited, a British Virgin Islands company, 1,200,000 shares of which were acquired by New Value Technology Limited upon the exercise of options transferred to New Value Technology Limited by Shawn Ding, and 266,267 shares of which were acquired by New Value Technology Limited in March 2007, and 64,267 ordinary shares underlying stock options from us held by Ms. Li and exercisable by Ms. Li within 60 days of the date of this prospectus. Ms. Li is the sole shareholder of each of MLP Holdings Limited and New Value Technology Limited. As of June 30, 2007, we have granted options to purchase 96,400 ordinary shares to Qing Li in exchange for consulting services performed by Qing Li to us. See “Management—Share-Based Compensation Plans.”
(10)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares.
(11)	Represents 2,702,703 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 486,476 ordinary shares, which warrants are exercisable within 60 days of the date of this prospectus. Level Global Investors, L.P., a Delaware limited partnership, is the investment manager of Level Global Overseas Master Fund, Ltd. Level Global, L.L.C., a Delaware limited liability company, is the general partner of Level Global Investors, L.P. If the over-allotment option is exercised by the underwriters, Level Global Overseas Master Fund, Ltd. will sell up to an additional 280,881 ordinary shares.
(12)	Represents 2,033,733 ordinary shares and 869,957 ordinary shares issuable upon conversion of the same number of preferred shares.
(13)	Represents 2,300,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, IDG Technology Venture Investments, LP will sell up to an additional 166,785 ordinary shares.
(14)	Represents 1,249,414 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 121,621 ordinary shares, which warrants will be exercised by UOB Technology Investments Ltd. on or prior to the closing of this offering. UOB Technology Investments Ltd. will not sell additional ordinary shares if the over-allotment option is exercised by the underwriters.
(15)	If the over-allotment option is exercised by the underwriters, Newfoundland Opportunity Limited will sell up to an additional 75,102 ordinary shares.
(16)	If the over-allotment option is exercised by the underwriters, Smart Master International Limited will not sell additional ordinary shares.
(17)	Represents 750,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, EcoChina Investments LLC will sell up to an additional 60,435 ordinary shares.
(18)	Represents 500,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, MMFI CAPI Venture Investments Limited will sell up to an additional 30,597 ordinary shares.

As of the date of this prospectus, 3,484,607, 3,800,000, 3,384,086, 2,702,703 and 2,108,034, respectively, of our ordinary shares, and Series A, B, C and D preferred shares, or warrants to acquire such shares that are exercisable within 60 days of the date of this prospectus, are held by record holders in the United States, which represent 8.7%, 9.5%, 8.4%, 6.7% and 5.2%, respectively, of our total share capital. We have a total of 20 record holders in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 61,068,503 ordinary shares, with a par value of $0.01 each, 5,450,000 Series A preferred shares, with a par value of $0.01 each, 12,110,495 Series B preferred shares, with a par value of $0.01 each, 8,614,054 Series C preferred shares, with a par value of $0.01 each and 2,598,503 Series D preferred shares, with a par value of $0.01 each. As of the date hereof, there are 18,407,408 ordinary shares issued and outstanding, 5,450,000 Series A preferred shares issued and outstanding, 12,110,495 Series B preferred shares issued and outstanding, 3,378,379 Series C preferred shares issued and outstanding and 2,598,503 Series D preferred shares issued and outstanding. All of our issued and outstanding Series A, B, C and D preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share upon completion of this offering.

Upon completion of this offering, we will adopt our fifth amended and restated memorandum and articles of association, which will replace our current amended and restated memorandum and articles of association in their entirety. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (ii) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also decide to pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may decide to deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In July 2005, we issued an aggregate of 3,378,379 Series C preferred shares at a price of $1.85 per share in a private placement to a group of investors including Level Global Investors, L.P. and UOB Venture Technology Investments Ltd. In connection with our sale and issuance of the Series C preferred shares, we issued a warrant to purchase 486,486 ordinary shares at a price of $1.85 per share to Level Global Investors, L.P., which is exercisable at any time prior to July 14, 2010. We also issued a convertible promissory note bearing interest at 8% in favor of Level Global Investors, L.P., in the principal amount of $3,000,000. The principal and interest due under the convertible note may be converted into Series C preferred shares of the company at a conversion price of $1.85 per share only upon our default under the note.

In August 2005, we issued a warrant to purchase 121,622 ordinary shares at a price of $1.85 per share to UOB Venture Technology Investments Ltd, which is exercisable at any time prior to August 12, 2010. We also issued a convertible promissory note bearing interest at 8% in favor of UOB Venture Technology Investments Ltd., in the principal amount of $750,000. Both the warrant and the note were issued to UOB Venture Technology Investments Ltd. in connection with its purchase of our Series C preferred shares in July 2005. Upon the closing of this offering, each Series C preferred share will be converted into one ordinary share.

In March 2007, we issued an aggregate of 1,968,503 Series D preferred shares at a price of $3.85 per share in a private placement to a group of investors including SIG China Investments One, Limited, Jayhawk Private Equity Fund, L.P., certain affiliated funds of Bessemer Venture Partners and certain of our existing shareholders. In connection with our sale of our Series D preferred shares, certain of our ordinary shareholders transferred an aggregate of 2,206,406 ordinary shares, including 500,000 ordinary shares transferred by our former director Charles Xue, to the purchasers of our Series D preferred shares for a purchase price of $2.81 per share. The convertible promissory note held by UOB Venture Technology Investments Inc. in the amount of $750,000 was cancelled as consideration for our issuance of 83,488 Series D preferred shares and cash payment of $0.4 million to UOB Venture Technology Investments Inc.

In July 2007, we issued an aggregate of 630,000 Series D preferred shares at a price of $3.85 per share in a private placement to certain existing and new shareholders. We also repurchased an aggregate of 30,000 Series B preferred shares from certain of our shareholders for a purchase price of $2.81 per share.

In September 2007, we issued 300,000 Series A preferred shares to IDG Technology Venture Investments, LP upon the exercise of a warrant at an exercise price of $1.00 per share.

Ordinary Shares

In December 2004, we issued 2,000,000 ordinary shares to MLP Holdings Limited for an aggregate purchase price of $400,000 pursuant to the exercise of stock options transferred by Julia Huang to MLP Holdings Limited, and we issued 700,000 ordinary shares to New Value Technology Limited for an aggregate purchase price of $140,000 pursuant to the exercise of stock options transferred by Shawn Ding to New Value Technology Limited. See “Principal and Selling Shareholders.”

In January 2005, we issued 1,745,000 ordinary shares to Rendashiji Technology Development Co. Ltd. in consideration for certain services rendered by Rendashiji Technology Development Co. Ltd. in connection with the establishment of our collaborative alliance with Renmin University of China and a cash payment of $17,450.

In July 2005, we issued 550,000 ordinary shares to Pretty Wisdom Management Limited as payment for certain services rendered by Pretty Wisdom Management Services Limited. We have agreed to repurchase these shares at any time after January 1, 2008 upon the election of Pretty Wisdom Management Services Limited for an aggregate purchase price of approximately RMB7.5 million ($1.0 million).

In February 2006, we entered into an agreement with China Education Holdings Limited, pursuant to which we acquired 80% of the equity interests of Beijing BCIT Educational Management Consulting Co., Limited in exchange for the issuance of our ordinary shares and the right, subject to the achievement of certain post-closing

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied to have our ADSs listed on the Nasdaq Global Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 58,434,407 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 20,460,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 37,974,407 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of the date of this prospectus, 9,403,800 ordinary shares will be subject to outstanding options after this offering, of which 8,111,310 ordinary shares will be vested and exercisable 180 days after this offering.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 18,407,408 ordinary shares and the 23,537,377 preferred shares held by existing shareholders are, and those ordinary shares to be issued upon conversion of the preferred shares upon completion of this offering and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

We, our directors, executive officers, all of our existing shareholders (other than two shareholders holding less than 3% in aggregate of our shares immediately prior to this offering) and certain of our optionholders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors, executive officers, existing shareholders and optionholders will, during the period of 180 days from the date of this prospectus:

•

directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or make any public announcement of any of the foregoing;

•

establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs,

UNDERWRITING

Underwriters

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc. is acting as sole representative, the following numbers of ADSs:

Underwriter	Number of ADSs
Bear, Stearns & Co. Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.

Total	6,820,000

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS. After the initial public offering, the underwriters may change the public offering price and the other offering terms. The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.

We and certain of the selling shareholders have granted to the underwriters a 30-day option to purchase up to 1,023,000 additional ADSs from us and certain of the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
(in thousands)
Underwriting discounts and commissions paid by us
Expenses payable by us
Underwriting discounts and commissions paid by the selling shareholders

In addition, we have agreed to pay approximately $80,000 of the legal expenses of the underwriters.

The underwriters have informed us that they do not expect sales to discretionary accounts to exceed 5% of the ADSs being offered.

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

	Series A convertible preferred shares			Series B convertible preferred shares			Series C convertible preferred shares			Series D convertible preferred shares			Ordinary shares			Addit- ional paid-in capital			Subsc- ription receivable	Warrants		Statutory reserve			Accum- ulated deficits	Accum- ulated other compre hensive- income (loss)		Total		Compre- hensive income
	Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount		Shares	Amount
		RMB			RMB			RMB			RMB			RMB		RMB			RMB	RMB		RMB			RMB	RMB		RMB		RMB
Balance at December 31, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	—		—	19,007,408		1,710		343,167		(1,117)		8,076		4,621		(94,457)		616		264,319
Issuance of Series D convertible preferred shares	—		—	—		—	—		—	1,968,503		152	—		—		56,577		—		—		—		—		—		56,729
Repurchase of ordinary shares	—		—	—		—	—		—	—		—	(2,300,000)		(178)		(49,869)		—		—		—		—		—		(50,047)
Issuance of shares to new shareholders	—		—	—		—	—		—	—		—	2,300,000		178		49,869		(1,600)		—		—		—		—		48,447
Collection of subscriptions receivable	—		—	—		—	—		—	—		—	—		—		—		1,117		—		—		—		—		1,117
Amortization of share-based compensation	—		—	—		—	—		—	—		—	—		—		1,315		—		—		—		—		—		1,315
Foreign currency translation adjustments	—		—	—		—	—		—	—		—	—		—		—		—		—		—		—		442		442		442
Net income	—		—	—		—	—		—	—		—	—		—		—		—		—		—		12,474		—		12,474		12,474
Accumulated adjustments of unrecognized tax benefit	—		—	—		—	—		—	—		—	—		—		—		—		—		—		(3,744)		—		(3,744)

Balance at June 30, 2007	5,150,000		426	12,140,495		1,005	3,378,379		272	1,968,503		152	19,007,408		1,710		401,059		(1,600)		8,076		4,621		(85,727)		1,058		331,052		12,916

		US$	56		US$	132		US$	36		US$	20		US$	225	US$	52,686	US$	(210)	US$	1,061	US$	607	US$	(11,262)	US$	139	US$	43,490	US$	1,697

Balance at January 1, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272				16,432,347		1,503		309,388		—		8,076		4,621		(119,996)		(1,060)		204,235
Issuance of ordinary shares for purchase of a subsidiary	—		—	—		—	—		—	—		—	2,025,061		163		29,995		—		—		—		—		—		30,158
Amortization of share-based compensation	—		—	—		—	—		—	—		—	—		—		1,399		—		—		—		—		—		1,399
Foreign currency translation adjustments	—		—	—		—	—		—	—		—	—		—		—		—		—		—		—		271		271		271
Net income	—		—	—		—	—		—	—		—	—		—		—		—		—		—		17,100		—		17,100		17,100

Balance at June 30, 2006	5,150,000		426	12,140,495		1,005	3,378,379		272	—		—	18,457,408		1,666		340,782		—		8,076		4,621		(102,896)		(789)		253,163		17,371

See notes to unaudited condensed consolidated financial statements.

F-57

CHINAEDU CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands, except share-related data)

	Six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net decrease in cash and cash equivalents	(68,233)	(39,502)	(5,189)
Cash and cash equivalents, beginning of period	155,912	148,315	19,484

Cash and cash equivalents, end of period	87,679	108,813	14,295

Supplemental disclosure of cash flow information
Income taxes paid	1,272	2,614	343
Interest paid	137	—	—

Supplemental disclosure of non-cash financing activities:
Conversion of convertible notes into Series D preferred shares	—	6,201	800

Receivable for the issuance of ordinary shares	—	1,600	158

Issuance of ordinary shares for purchases of subsidiaries	30,158	—	—

See notes to unaudited condensed consolidated financial statements.

F-59

CHINAEDU CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In thousands, except share-related data)

The Group operates through multiple subsidiaries and variable interest entities and the valuation allowances are considered separately for each subsidiary and variable interest entity. The Group does not file consolidated tax returns, therefore, losses and deferred taxes from one subsidiary or a variable interest entity may not be used to offset another subsidiary or variable interest entity’s earnings or deferred taxes.

As a result of the adoption of FIN 48 on January 1, 2007, the total amount of unrecognized tax benefits was RMB4,064 as of June 30, 2007. The Group recognized RMB3,744 accumulated impact to accumulated deficits as of January 1, 2007.

The Group has adopted the accounting policy that interest recognized in accordance with paragraph 15 of FIN48 and penalties recognized in accordance with paragraph 16 of FIN48 are classified as part of its income taxes. RMB231 interest and RMB89 penalties were recognized in the condensed consolidated financial statements for the six months ended June 30, 2007.

The Group does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting unified income tax rate of 25% for most enterprises. In accordance with New Income Tax Law, the existing preferential tax treatments granted to certain subsidiaries of the Company, because it is qualified as a “high and new technology enterprise” may continue to be entitled as long as they continue to qualify as a “high and new technology enterprise strongly supported by the State”. However, as the detailed implementation rules of New Income Tax Law have not yet been issued, it is unclear whether they can continue to qualify as a “high and new technology enterprise strongly supported by the State” after the New Income Tax Law become effective. Furthermore, under the New Income Tax Law, a “resident enterprise” which include an enterprise established outside of the PRC with management located in the PRC, will subject to the PRC income tax. If the PRC tax authorities subsequently determine that the company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

The Company expects that the applicable subsidiaries will apply for the “New and High Technology Enterprise” status that will allow them a 15% tax rate under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until these subsidiaries receive official approval for this status, they must use the statutory 25% tax rate in their calculation of their deferred tax balances. If these subsidiaries receive approval, then their present net deferred tax balances of RMB18,979 would change to RMB14,814. The change in the tax rate resulted in additional income tax expense RMB4,165 for the period ended June 30, 2007. The difference would be an increase to these subsidiaries’ profit and loss accounts in the period in which approval is received.

F-71